2/29/16.

16003387

N

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response . . . 12.00

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Linden **(212) 647 - 4814**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William E. Tirrell, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William E. Tirrell 2/25/16

Signature Date

Managing Director and Interim Chief Financial Officer

Title

Subscribed and sworn to before me on this 25th day of February, 2016

Julissa Vollono

JULISSA VOLLONO
Notary Public - State of New York
No. 01VO6241378
Qualified in Suffolk County
My Commission Expires May 16, 2019

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)

Consolidated Balance Sheet

December 31, 2015

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Index
December 31, 2015

pwc

Report of Independent Registered Public Accounting Firm

To Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its Subsidiaries (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit. We conducted our audit of this consolidated balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2015

(dollars in millions)		
ASSETS		
Cash and cash equivalents	$	1,577
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		23,687
Securities financing transactions		
Receivables under resale agreements (includes $23,712 measured at fair value in accordance with the fair value option election)		66,019
Receivables under securities borrowed transactions		71,285
		137,304
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $18,065)		
U.S. Government and agencies		33,273
Equities and convertible debentures		10,349
Corporate debt and preferred stock		4,759
Municipals, money markets and other		3,126
Mortgages, mortgage-backed, and asset-backed		4,915
Derivative contracts		432
		56,854
Securities received as collateral, at fair value		8,939
Other receivables		
Customers (includes $270 measured at fair value in accordance with the fair value option election and net of allowance for doubtful accounts of $1)		19,292
Brokers and dealers		10,030
Interest and other, including loans due from Bank of America		5,899
		35,221
Equipment and facilities, net		143
Goodwill and intangible assets (net of accumulated amortization of $1,603)		5,429
Other assets		2,580
Total Assets	$	271,734
Assets of Consolidated VIEs Included in Total Assets Above (isolated to settle the liabilities of the VIEs)		
Trading assets	$	1,397
All other assets		76
Total Assets of Consolidated VIEs	$	1,473

The accompanying notes are an integral part of the Consolidated Balance Sheet.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2015

(dollars in millions, except share and per share amounts)		
LIABILITIES		
Securities financing transactions		
Payables under repurchase agreements (includes $376 measured at fair value in accordance with the fair value option election)	$	93,803
Payables under securities loaned transactions		23,831
		117,634
Short-term borrowings (includes $389 measured at fair value in accordance with the fair value option election)		395
Trading liabilities, at fair value		
U.S. Government and agencies		13,922
Equities and convertible debentures		10,239
Corporate debt and preferred stock		2,875
Derivative contracts		249
Mortgages, mortgage-backed, asset-backed and other		28
		27,313
Obligation to return securities received as collateral, at fair value		11,502
Other payables		
Customers		51,012
Brokers and dealers		8,983
Compensation and benefits		4,217
Interest and other, including loans due to Bank to America (includes $664 measured at fair value in accordance with the fair value option election)		20,658
		84,870
Commitments, contingencies, and guarantees (See Note 13)		
Subordinated borrowings		12,978
Total Liabilities		254,692
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		-
Paid-in capital		10,525
Accumulated other comprehensive loss (net of tax)		1
Retained earnings		6,516
Total Stockholder's Equity		17,042
Total Liabilities and Stockholder's Equity	$	271,734
Liabilities of Consolidated VIEs Included in Total Liabilities Above		
Short-term borrowings	$	389
Trading liabilities		61
Interest and other		606
Total Liabilities of Consolidated VIEs	$	1,056

The accompanying notes are an integral part of the Consolidated Balance Sheet.

1. Organization

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of various financial instruments, including corporate debt, equity securities, United States ("U.S.") Government securities, and U.S. Government agency obligations. The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and outside the U.S., and it also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. MLPF&S is registered as a broker-dealer and investment adviser with the U.S. Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and other exchanges. MLPF&S is also registered as a futures commission merchant and swap firm with the U.S. Commodity Futures Trading Commission ("CFTC") and is a member firm of the National Futures Association and certain futures exchanges, including but not limited to, the Chicago Mercantile Exchange ("CME") and the Chicago Board of Trade ("CBOT"). Certain products and services may be provided through affiliates. See Note 3 to the Consolidated Balance Sheet for further information.

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its largest subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is registered as a broker-dealer with the SEC and as a futures commission merchant with the CFTC and provides prime brokerage, securities financing, clearing and settlement services.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Personal Advisor program, the Merrill Lynch Unified Managed Account program, and Merrill Lynch One. The Company provides financing to clients, including margin lending and other extensions of credit.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts ("IRAs") and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is BAC North America Holding Company.

On April 1, 2015, Equity Analytics, LLC ("EA"), an indirect subsidiary of Bank of America, merged into MLPF&S. In accordance with Accounting Standards Codification ("ASC") 805, Business Combinations ("Business Combinations Accounting"), the Consolidated Balance Sheet includes the results of EA as if the transaction occurred on January 1, 2009, the date at which all affected entities were first under the common control of Bank of America. As a result of this transaction, the Company recorded an increase in Retained Earnings of $4 million, which is reflected in the beginning balance of the Consolidated Statement of Changes in Stockholder's Equity.

During 2015, the Company contributed certain of its subsidiaries to affiliated entities, which resulted in non-cash capital contributions that increased Paid-In Capital by $158 million.

In July 2015, Bank of America announced a decision to separate the retail and institutional broker-dealer activities currently operating through the Company into two distinct legal entities. Retail customers will continue to be serviced through the Company, while institutional clients currently transacting through the Company will move to a new broker-dealer entity, BofAML Securities, Inc., which is also a wholly-owned indirect subsidiary of Bank of America. The migration of institutional broker-dealer activities to BofAML Securities, Inc. is intended to conclude by June 2017.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Balance Sheet is presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

Consolidation Accounting

The Consolidated Balance Sheet includes the accounts of the Company, whose subsidiaries are generally controlled through a majority voting interest or a controlling financial interest.

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE") or as a variable interest entity ("VIE").

VREs — VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors that have a controlling financial interest in the entity through their equity investments. In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation*, ("Consolidation Accounting"), the Company generally consolidates those VREs where it has the majority of the voting rights.

VIEs — Those entities that do not meet the VRE criteria are generally analyzed for consolidation as VIEs. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. The Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Company reassesses whether it has a controlling financial interest in and is the primary beneficiary of a VIE. The quarterly reassessment process considers whether the Company has acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The reassessment also considers whether the Company has acquired or disposed of a financial interest that could be significant to the VIE, or whether an interest in the VIE has become significant or is no longer significant. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively, with assets and liabilities of a newly consolidated VIE initially recorded at fair value.

The Company consolidates certain VIEs if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Company does not consolidate a VIE if a single investor controlled the initial design of the vehicle or manages the assets in the vehicles or if the Company does not have a variable interest that could potentially be significant to the vehicle.

Securitization Activities

In the normal course of business, the Company securitizes pools of residential mortgage-backed securities; municipal, and corporate bonds; and other types of financial assets. The Company may retain interests in the securitized financial assets by holding notes or other debt instruments issued by the securitization vehicle. In accordance with ASC 860, *Transfers and Servicing* ("Financial Transfers and Servicing Accounting"), the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any other proceeds received.

The Company may also transfer financial assets into municipal bond or resecuritization trusts. The Company consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments, if applicable that could potentially be significant to the trust. The Company does not consolidate a municipal bond or resecuritization trust if one or a limited number of third party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

Use of Estimates

In presenting the Consolidated Balance Sheet, management makes estimates including the following:

- Valuations of assets and liabilities requiring fair value estimates;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and intangible assets;
- The amortization period of intangible assets with definite lives;
- The outcome of pending litigation;
- Determination of whether VIEs should be consolidated;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet and related disclosures.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

Fair Value Measurement

The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature that requires an entity to base fair value on an exit price, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide"). ASC 820, *Fair Value Measurements and Disclosures,* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value,

establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

In determining fair value of financial assets and financial liabilities, the Company considers the credit risk of its counterparties, as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and the resultant credit valuation adjustment ("CVA") is incorporated into the fair value of the financial assets. As of December 31, 2015, the impact of CVA was not material to the Company.

Fair Value Accounting also requires that the Company consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments (i.e., debit valuation adjustment or "DVA"). The impact of the Company's DVA is incorporated into the fair value of instruments such as OTC derivatives contracts. As of December 31, 2015, the impact of DVA was not material to the Company.

The Company includes a funding valuation adjustment ("FVA") into valuation estimates primarily to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. The Company calculates this valuation adjustment based on modeled expected exposure profiles discounted for the funding risk premium inherent in these derivatives. FVA related to derivative assets and liabilities is the effect of funding costs on the fair value of these derivatives. The impact of the Company's FVA is incorporated into the fair value of its derivatives. As of December 31, 2015, the impact of FVA was not material to the Company.

Legal Reserves
The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 13 for further information.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation agreement. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation agreement. For this purpose,

future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company recognizes and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's intercompany tax allocation agreement, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet.

Under the intercompany tax allocation agreement, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns. See Note 16 to the Consolidated Balance Sheet for further discussion of income taxes.

Goodwill and Intangible Assets
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment on an annual basis, or when events or circumstances indicate a potential impairment at the reporting unit level in accordance with ASC 350, *Intangibles-Goodwill and Other* ("Goodwill and Intangibles Assets Accounting"). The goodwill impairment test is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. If the fair value is less than the carrying value, the second step must be performed to determine the amount of impairment, if any.

Intangible assets with definite lives at December 31, 2015 consisted primarily of value assigned to acquire customer relationships. Intangible assets with definite lives are tested for impairment in accordance with ASC 360, *Property, Plant and Equipment* whenever certain conditions exist which would indicate the carrying amounts of such assets may not be recoverable. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets with definite lives are amortized over their respective estimated useful lives. Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

The Company makes certain complex judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value and evaluate impairment. The Company also makes assumptions and estimates in determining the useful lives of its intangible assets with definite lives. Refer to Note 9 for further information.

Consolidated Balance Sheet Captions
The following are descriptions related to specific consolidated balance sheet captions.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the U.S., to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2015, the Company had $4.3 billion of cash and securities at clearing organizations. The amount recognized for *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* in the Consolidated Balance Sheet approximates fair value. For purposes of the fair value hierarchy, segregated cash is classified as Level 1 and segregated securities are classified as Level 1 and Level 2.

Also included in *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* at December 31, 2015 was $14.9 billion of cash and securities that had been segregated in special reserve accounts as required by CFTC regulations and $4.5 billion of securities that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934. Additional segregated assets as required by Rule 15c3-3 are included within *Receivables under resale agreements* and *Brokers and dealers receivables.*

Securities Financing Transactions
The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn interest rate spreads, to obtain securities for settlement and finance inventory positions. Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election.

Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. For further information refer to Note 5.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy these transactions are classified as Level 2.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2015, approximately $10.3 billion of such securities had been segregated in special reserve accounts as required by Rule 15c3-3.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. For the purposes of the fair value hierarchy these transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate.

Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary.

Typically, a significant majority of securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

All Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet at fair value, representing the securities received (*Securities received as collateral*), and a liability, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions. In certain instances, position netting may be applied to the securities received as collateral. For purposes of the fair value hierarchy these transactions are classified as Level 1 and 2.

Trading Assets and Liabilities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; commodities trading and futures brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments. See Note 6 for additional information on derivative instruments.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). All derivatives are accounted for at fair value. Refer to Note 6 for further information.

Other Receivables and Payables

Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts and over-the-counter cleared swaps transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. For purposes of the fair value hierarchy, customer receivables and payables are primarily classified as Level 2. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables and broker dealer receivables include margin loan transactions where the Company will typically make a loan to a customer to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customer is required to post collateral in

excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are rarely required.

Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include the variation margin related to futures contracts cleared on domestic and international derivatives exchanges as well as net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value. For purposes of the fair value hierarchy, brokers and dealers receivables and payables are primarily classified as Level 2. Included in brokers and dealers receivables at December 31, 2015 was $249 million of cash that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934.

Compensation and Benefits
Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Interest and Other
Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions. Also included are receivables from income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for stock-loaned transactions. Also included are amounts payable for income taxes, dividends, other reserves, and other payables.

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Other Assets
Other assets consist primarily of deferred tax assets, and also include other prepaid expenses and deferred charges.

Short-Term Borrowings
Short-term borrowings primarily relate to short term debt issued by consolidated municipal bond trusts and are carried at fair value under the fair value option election.

Subordinated Borrowings
The Company enters into subordinated borrowings with Bank of America. Refer to Note 11 for further information.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

New Accounting Pronouncements
In January 2016, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on recognition and measurement of financial instruments. The new guidance makes targeted changes to existing U.S. GAAP including, among other provisions, requiring certain equity investments to be measured at fair value with changes in fair value reported in earnings and requiring changes in DVA for financial liabilities recorded at fair value under the fair value option to be reported in other comprehensive income. The accounting for DVA related to other financial liabilities, for example, derivatives, does not change. The new guidance is effective beginning on January 1, 2018, with early adoption permitted for the provisions related to DVA. Bank of America and the Company early adopted, retrospective to January 1, 2015, the provisions of this new accounting guidance related to DVA on financial liabilities accounted for under the fair value option. Such adoption had no impact on the Company. The Company also does not expect the other provisions of this new accounting guidance to have a material impact on its Consolidated Balance Sheet.

In February 2015, the FASB issued new accounting guidance that amends the criteria for determining whether limited partnerships and similar entities are VIEs, clarifies when a general partner or asset manager should consolidate an entity and eliminates the indefinite deferral of certain aspects of VIE accounting guidance for investments in certain investment funds. Money market funds registered under Rule 2a-7 of the Investment Company Act and similar funds are exempt from consolidation under the new guidance. The new accounting guidance is effective on January 1, 2016. The Company does not expect the new guidance to have a material impact on its Consolidated Balance Sheet.

3. Related Party Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also provides securities brokerage, dealing, financing and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The Company clears certain securities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis.

The following tables summarize related party balances included in the respective financial statement captions.

Assets :

(dollars in millions)		
Cash and cash equivalents	$	647
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		3,719
Receivables under resale agreements		2,859
Receivables under securities borrowed transactions		7,591
Trading assets, including derivative assets of $5 [1]		1,129
Securities received as collateral		114
Customers receivables		215
Brokers and dealers receivables		853
Loans due from Bank of America		3,028
Interest and other receivables		139
Total	$	20,294

Liabilities:

(dollars in millions)		
Payables under repurchase agreements	$	5,371
Payables under securities loaned transactions		17,149
Trading liabilities, entirely comprised of derivative contracts[1]		137
Obligation to return securities received as collateral		114
Customers payables		4,696
Brokers and dealers payables		1,273
Loan due to Bank of America, net		17,362
Interest and other payables		381
Subordinated borrowings		12,978
Total	$	59,461

[1] Net of counterparty and cash collateral netting

The Company has established the following unsecured borrowing agreements with Bank of America in the normal course of business:

- MLPF&S: A $37 billion committed six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2016 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken prior to the maturity date. At December 31, 2015, approximately $15.5 billion was outstanding on the line of credit.

- MLPF&S: A $10 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2016 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken prior to the maturity date. At December 31, 2015, there were no borrowings outstanding on the line of credit.

- MLPCC: A $5 billion committed unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2016 and may

automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken prior to the maturity date. At December 31, 2015, approximately $1.5 billion was outstanding on the line of credit.

Additionally, the subsidiaries of MLPF&S engage in lending transactions with Bank of America in the normal course of business. As of December 31, 2015, the subsidiaries of MLPF&S had $3.0 billion due from Bank of America and $377 million due to Bank of America.

Refer to Note 11 for information on subordinated borrowings between the Company and Bank of America.

Certain financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 31, 2015, the Company had loans outstanding from financial advisors of $1.0 billion, which are included in *Interest and other receivables* on the Consolidated Balance Sheet.

4. Trading Activities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; and financing and underwriting services to both affiliated companies and third party clients.

Trading Risk Management

Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Markets Risk Management is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America (including the Company's sales and trading business) is exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy, to which the Company complies. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and risk management practices for Bank of America's subsidiaries.

Market Risk

Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities.

Trading positions are reported at fair value and are subject to various changes in market-based risk factors. The majority of this risk is generated by the Company's activities in the interest rate, foreign exchange, credit, equity and commodities markets. In addition, the values of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk
Liquidity Risk is the potential inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customer needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations at all times, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains excess liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks. Excess liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise. In addition, the Company is supported through committed and uncommitted borrowing arrangements with Bank of America.

Interest Rate Risk
Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, debt securities, certain trading-related assets and liabilities, borrowings and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards and swaps.

Foreign Exchange Risk
Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The types of instruments exposed to this risk include securities, future cash flows in foreign currencies arising from foreign exchange transactions and various foreign exchange derivatives whose values fluctuate with changes in the level or volatility of currency exchange rates or non-U.S. interest rates. Hedging instruments used to mitigate this risk include currency forwards and options.

Equity Market Risk
Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, equity options and swaps. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds, and cash positions.

Credit Spread Risk
Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Derivatives Default Risk
The Company's trading derivatives consist of derivatives provided to customers and affiliates and derivatives entered into for trading strategies or risk management purposes. Default risk exposure varies by type of derivative. Default risk on derivatives can occur for the full notional amount of the trade where a final exchange of principal takes place, as may be the case for currency swaps. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in fair value. Generally such receivables and payables are recorded in customers' receivables and payables on the Consolidated Balance Sheet. Option contracts can be exchange-traded or OTC. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral. Refer to Note 6 for further information on credit risk management related to derivatives.

Concentrations of Credit Risk
The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

Concentration of Risk to the U.S. Government and its Agencies
At December 31, 2015, the Company had exposure to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily includes trading asset positions in instruments issued or guaranteed by the U.S. Government and its agencies, amounted to $45.1 billion at December 31, 2015. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and

securities borrowed transactions at December 31, 2015 totaled $83.6 billion, of which $2.0 billion was from affiliated companies.

Industry Concentration Risk
The Company's primary industry credit concentration is with financial institutions, including affiliates, which arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies.

5. Fair Value Accounting

Fair Value Hierarchy
In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, and U.S. Government securities).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (examples include restricted stock and U.S. agency securities);

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which can trade infrequently);

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's view about the assumptions a market participant would use in pricing the asset or liability (examples include certain residential and commercial mortgage-related assets, and long-dated or complex derivatives).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Level 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability or significance of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Valuation Processes and Techniques
The Company has various processes and controls in place to ensure that its fair value measurements are reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic re-assessments to ensure that models are continuing to perform as designed. A price verification group, which is also independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs to ensure that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2015, there were no changes to the Company's valuation techniques that had a material impact on its Consolidated Balance Sheet.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

U.S. Government and agencies
U.S. Treasury securities: U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities: U.S. agency securities are comprised of two main categories, consisting of agency issued debt and mortgage pass-throughs. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Generally, the fair value of mortgage pass-throughs is based on market prices of comparable securities. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

Municipal debt
Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in municipal ARS. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the municipal ARS is

calculated based upon duration and spread assumptions. Recent trades and issuer tenders are considered in the valuations. Municipal ARS are primarily classified as Level 3 in the fair value hierarchy.

Corporate debt

Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. The majority of corporate bonds are classified as Level 2 in the fair value hierarchy.

Mortgages, mortgage-backed and asset-backed

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

RMBS, CMBS and other ABS are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs, otherwise, they are classified as Level 2 in the fair value hierarchy.

CDOs: The fair value of CDOs is derived from a referenced basket of CDS, the CDO's capital structure, and the default correlation, which is an input to a proprietary CDO valuation model. The underlying CDO portfolios typically contain investment grade as well as non-investment grade obligors. After adjusting for differences in risk profile, the correlation parameter for an actual transaction is estimated by benchmarking against observable standardized index tranches and other comparable transactions. CDOs are primarily classified as either Level 2 or Level 3 in the fair value hierarchy.

Margin Loans

The Company has elected the fair value option for certain long-term fixed-rate margin loans within *Customer receivables* that are hedged with derivatives. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of the fair value hierarchy classification, these loans are classified as Level 2. Fair value is estimated based on market comparables.

Equities

Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. These securities are classified as either Level 1 or Level 2 in the fair value hierarchy, primarily based on the exchange on which they are traded.

Convertible debentures: Convertible debentures are valued based on observable trades and/or external quotes, depending on availability. When neither observable trades nor external quotes are available, the instruments may be valued based on comparable securities. In such cases, the potential pricing difference in spread and/or

price terms with the traded comparable is considered. Convertible debentures are generally classified as Level 2 in the fair value hierarchy.

Derivative contracts

Listed Derivative Contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 in the fair value hierarchy.

OTC Derivative Contracts: OTC derivative contracts include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs, including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Company. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company's own credit risk. The Company also incorporates FVA within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data. The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

OTC derivative contracts that do not have readily observable market based pricing parameters are classified as Level 3 in the fair value hierarchy. Examples of derivative contracts classified within Level 3 include contractual obligations that have tenures that extend beyond periods in which inputs to the model would be observable, exotic derivatives with significant inputs into a valuation model that are less transparent in the market and certain credit default swaps ("CDS") referenced to mortgage-backed securities.

Resale and repurchase agreements

The Company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model, which incorporates inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are classified as Level 2 in the fair value hierarchy.

Short-term borrowings

Short-term borrowings primarily represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days notice. These certificates predominantly carry interest rates that reset on a weekly basis. Due to the short-term nature and given the embedded put feature, these instruments are marked at par. Short-term borrowings are classified as Level 2 in the fair value hierarchy.

Interest and Other Liabilities
Interest and other liabilities are primarily associated with the debt of certain consolidated resecuritization vehicles. The fair values of such liabilities are determined based upon observable trades and/or external quotes, depending on availability, and are primarily classified as Level 2 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

(dollars in millions)

	Fair Value Measurements on a Recurring Basis				
	Level 1	Level 2	Level 3	Netting Adj (1)	Total
Assets:					
Securities segregated for regulatory purposes or deposited with clearing organizations:					
U.S. Government and agencies	$ 11,258	$ 561	$ -	$ -	$ 11,819
Total securities segregated for regulatory purposes or deposited with clearing organizations	11,258	561	-	-	11,819
Receivables under resale agreements	-	23,712	-	-	23,712
Trading assets, excluding derivative contracts:					
U.S. Government and agencies	17,857	15,416	-	-	33,273
Equities and convertible debentures	9,619	677	53	-	10,349
Corporate debt	-	4,060	378	-	4,438
Municipals, money markets and other	-	2,713	413	-	3,126
Mortgages, mortgage-backed and asset-backed	-	3,584	1,331	-	4,915
Preferred stock	-	169	152	-	321
Total trading assets, excluding derivative contracts	27,476	26,619	2,327	-	56,422
Derivative contracts	1,039	3,589	44	(4,240)	432
Securities received as collateral	8,063	876	-	-	8,939
Customer receivables	-	270	-	-	270
Other assets	6	-	3	-	9
Liabilities:					
Payables under repurchase agreements	-	376	-	-	376
Trading liabilities, excluding derivative contracts:					
U.S. Government and agencies	13,753	169	-	-	13,922
Equities and convertible debentures	10,164	75	-	-	10,239
Corporate debt	-	2,846	-	-	2,846
Preferred stock	-	29	-	-	29
Mortgages, mortgage-backed, and asset-backed and other	-	7	21	-	28
Total trading liabilities, excluding derivative contracts	23,917	3,126	21	-	27,064
Derivative contracts	1,044	3,265	333	(4,393)	249
Obligation to return securities received as collateral	10,623	879	-	-	11,502
Short-term borrowings	-	389	-	-	389
Interest and other	-	658	6	-	664

(1) Represents counterparty and cash collateral netting.

During 2015, $850 million of derivative assets and $701 million of derivative liabilities were transferred from Level 1 to Level 2, and $159 million of derivative assets and $95 million of derivative liabilities were transferred from Level 2 to Level 1, based on inputs used to measure fair value.

Level 3 Significant Inputs

The following table presents information about significant unobservable inputs related to material components of the Company's Level 3 financial assets as of December 31, 2015:

Quantitative Information about Level 3 Fair Value Measurements

(dollars in millions)

Financial Instrument	Fair Value	Valuation Techniques	Inputs: Significant Unobservable Inputs	Inputs: Ranges of Inputs	Inputs: Weighted Average
Instruments backed by residential real estate assets	$ 348	Discounted cash flow	Yield	0% to 25%	11%
Trading assets - Mortgages, mortgage-backed and asset-backed	348				
Instruments backed by commercial real estate assets	$ 158	Discounted cash flow	Yield	0% to 25%	8%
Trading assets - Mortgages, mortgage-backed and asset-backed	158				
Auction Rate Securities	$ 353	Discounted cash flow	Price	$10 to $98	$90
Trading assets - Municipal, money markets and other	353	Market comparables			
Corporate loans, debt securities and other	$ 1,263	Discounted cash flow	Yield	3% to 23%	7%
Trading assets - Corporate Debt	378	Market comparables	Prepayment Speed	5% to 20%	20%
Trading assets - Mortgages, mortgage-backed and asset-backed	825		Default Rates	3% to 4%	4%
Trading assets - Municipal, money markets and other	60		Loss Severity	35% to 50%	35%
			Price	$0 to $113	$43
Net Derivatives					
Credit Derivatives	$ (61)	Discounted cash flow	Upfront Points	39 points to 86 points	84 points
Equity Derivatives	$ (228)	Industry standard derivative pricing (1)	Equity Correlation	25% to 100%	67%
			Long-dated volatilities	4% to 101%	28%

(1) Includes models such as Monte Carlo simulation and Black-Scholes.

In the table above, instruments backed by residential and commercial real estate assets include RMBS, CMBS and mortgage CDOs. Corporate loans, debt securities and other include corporate CLOs and CDOs, corporate bonds and securities backed by non-real estate assets.

The Company uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The level of aggregation and diversity within the products disclosed in the table above results in certain ranges of inputs being wide and unevenly distributed across asset and liability categories. Weighted averages are disclosed for material securities and derivative contracts.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For instruments backed by residential and commercial real estate assets and corporate loans, debt securities and other, a significant increase in market yields, default rates or loss severities would result in a significantly lower fair value for long positions. Short positions would be impacted in a directionally opposite way. The impact of changes in prepayment speeds would have differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested.

For auction rate securities, a significant increase in a market comparable price would result in a significantly higher fair value.

For equity derivatives, a significant change in long-dated volatilities and correlation inputs (e.g., the degree of correlation between an equity security and an index) would result in a significant impact to the fair value; however, the magnitude and direction of the impact depends on whether the Company is long or short the exposure.

For credit derivatives, a significant increase in upfront points (i.e., a single upfront payment made by a protection buyer at inception) would result in a significantly lower fair value for protection sellers and higher fair value for protection buyers.

Fair Value Option Election

The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflect the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. Government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

The Company elected the fair value option for certain long-term fixed rate margin loans that are hedged with derivatives.

The Company elected the fair value option for borrowings and for other liabilities issued by various consolidated vehicles where the assets are also carried at fair value.

For the year ended December 31, 2015, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements, fixed-rate margin loans, payables under repurchase agreements, short term borrowings and interest and other liabilities for which the fair value option has been elected was not material to the Consolidated Balance Sheet.

6. Derivatives

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where the Company believes a legal right of offset exists under an enforceable master netting agreement. All derivatives are reported on the Consolidated Balance Sheet as trading assets and liabilities. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk that is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative business will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2015. The primary risk balances are presented on a gross basis, prior to the application of the impact of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

(dollars in millions)

	Contract/ Notional	Derivative Assets Total[1]	Contract/ Notional	Derivative Liabilities Total[1]
Interest rate contracts	$ 139,800	$ 295	$ 211,748	$ 504
Equity contracts	113,259	4,345	109,719	4,032
Credit derivatives				
Purchased protection	583	30	835	18
Written protection	139	2	522	88
Total gross derivative asset/liabilities	$ 253,781	$ 4,672	$ 322,824	$ 4,642
Less: Legally enforceable master netting agreements	-	(3,601)	-	(3,601)
Less: Cash collateral received/paid	-	(639)	-	(792)
Total derivative assets and liabilities	$ 253,781	$ 432	$ 322,824	$ 249

(1) The amounts in the table above include both third party and affiliate trading derivatives. At December 31, 2015, the Company had gross derivative assets with affiliates of $2.1 billion (notional of $57.7 billion), legally enforceable netting with affiliates of $1.5 billion, and cash collateral received from affiliates of $0.6 billion. At December 31, 2015, the Company had gross derivative liabilities with affiliates of $2.4 billion (notional of $58.8 billion), legally enforceable netting with affiliates of $1.5 billion, and cash collateral paid to affiliates of $0.8 billion.

Offsetting of Derivatives

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master netting agreements or similar agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Balance Sheet, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative trading assets and liabilities on the Company's Consolidated Balance Sheet at December 31, 2015 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted. Exchange-traded derivatives include listed options transacted on an exchange. Over-the-counter derivatives include bilateral transactions between the Company and a particular counterparty. Over-the-counter cleared derivatives include bilateral transactions between the Company and a counterparty where the transaction is cleared through a clearinghouse.

Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, which includes reducing the balance for counterparty netting and the cash collateral received or paid.

Other gross derivative assets and liabilities in the table represent derivatives entered into under master netting agreements where uncertainty exists as to the enforceability of these agreements under bankruptcy laws in some countries or industries and, accordingly, receivables and payables with counterparties in these countries or industries are reported on a gross basis.

For information on the offsetting of securities financing agreements, see Note 7.

Offsetting of Derivatives
(dollars in millions)

	December 31, 2015	
	Trading Assets - Derivative Contracts	**Trading Liabilities - Derivative Contracts**
Interest rate contracts		
Over-the-counter	$ 81	$ 268
Over-the-counter cleared	175	179
Equity contracts		
Over-the-counter	2,056	2,109
Exchange-traded	2,289	1,917
Credit contracts		
Over-the-counter	32	105
Gross derivative assets/liabilities, before netting		
Over-the-counter	$ 2,169	$ 2,482
Over-the-counter cleared	175	179
Exchange-traded	2,289	1,917
Less: Legally enforceable master netting agreements		
Over-the-counter	(1,514)	(1,514)
Exchange-traded	(1,917)	(1,917)
Over-the-counter cleared	(170)	(170)
Less: Cash collateral received/paid		
Over-the-counter	(639)	(792)
Derivative assets/liabilities, after netting	393	185
Other gross derivative assets/liabilities	39	64
Total net derivative assets/liabilities	$ 432	$ 249

Credit Derivatives
The Company enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third party referenced obligation or a portfolio of referenced obligations. The Company is both a seller and a buyer of credit protection. A seller of credit protection is required to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under their credit obligations, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company as a seller of credit protection may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives where the Company is the seller of credit protection are summarized below. These instruments are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Company considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Company discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these investments.

(dollars in millions)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value[1]
Derivative Contracts:						
Credit derivatives:						
Investment grade[2]	$ 115	$ -	$ -	$ 115	$ -	$ -
Non-investment grade[2]	546	57	208	48	233	88
Total credit derivatives	$ 661	$ 57	$ 208	$ 163	$ 233	$ 88
Credit related notes:						
Investment grade[2]	$ 227	$ -	$ 32	$ 26	$ 169	$ 227
Non-investment grade[2]	1,322	28	59	110	1,125	1,322
Total credit related notes	$ 1,549	$ 28	$ 91	$ 136	$ 1,294	$ 1,549
Total derivative contracts	$ 2,210	$ 85	$ 299	$ 299	$ 1,527	$ 1,637

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

(2) Refers to the creditworthiness of the underlying reference obligations.

For most credit derivatives, the notional value represents the maximum amount payable by the Company as a seller of credit protection. However, the Company does not monitor its exposure to credit derivatives based solely on notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits.

The Company manages its market risk exposure to credit derivatives by entering into a variety of offsetting derivative contracts and security positions. For example, in certain instances, the Company purchases credit protection with identical underlying referenced names to offset its exposure. At December 31, 2015, the notional value and carrying value of credit protection purchased and credit protection sold by the Company with identical underlying referenced names was:

(dollars in millions)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value [1]
Credit derivatives sold	$ 300	$ -	$ 6	$ 138	$ 156	$ 9
Credit derivatives purchased	732	-	6	228	498	2

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

Credit Related Notes
Credit related notes in the table above include investments in securities issued by CDO vehicles. These instruments are classified as trading assets. Most of the entities that issue these instruments have either the ability to enter into, or have entered into, credit derivatives.

The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.

Credit Risk Management of Derivatives

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into ISDA master netting agreements or similar agreements with substantially all of its derivative counterparties. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

7. Securities Financing Transactions

The Company enters into securities financing transactions to meet customers' needs and to earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions.

Under these transactions, the Company either receives or provides collateral, including U.S. and non-U.S. Government and agency securities, asset-backed, corporate debt, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2015, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $270.9 billion, of which $13.5 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or repledged was $212.5 billion, of which $22.6 billion have been sold or repledged to affiliated companies.

Additionally, the Company receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the obligation to return securities received as collateral in the Consolidated Balance Sheet. In certain instances, position netting may be applied to the securities received as collateral.

The Company pledges assets which are included in trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2015 are as follows:

(dollars in millions)		
Trading asset category		
U.S. Government and agencies	$	16,002
Equities and convertible debentures		5,867
Corporate debt and preferred stock		1,657
Mortgages, mortgage-backed, and asset-backed securities		2,455
Municipals and money markets		245
Total	$	26,226

At December 31, 2015, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $2.6 billion. Included in the table above, securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $957 million.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets, which are not included in the table above, are disclosed on the Consolidated Balance Sheet as Assets of Consolidated VIEs. These transactions are also described in Note 8.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e., secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in short-term borrowings or other payables. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e., recourse beyond the assets pledged).

Offsetting of Securities Financing Agreements

A significant majority of repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

A significant majority of securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. In certain instances, the Company offsets securities borrowing and lending transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The tables below present securities financing agreements included on the Company's Consolidated Balance Sheet at December 31, 2015. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For information on the offsetting of derivatives, see Note 6.

The "Other" amount in the tables below relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral. In these transactions, the Company recognizes an asset at fair value representing the securities received, which is recorded in *Securities received as collateral* on the Consolidated Balance Sheet, and a related liability

representing the obligation to return those securities, which is recorded in *Obligations to return securities received as collateral* on the Consolidated Balance Sheet.

Gross assets and liabilities include activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries and, accordingly, are reported on a gross basis.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset in the Consolidated Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

(dollars in millions)

	Assets				
	December 31, 2015				
	Gross Assets	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Asset
Receivables under resale agreements	$ 140,102	$ (74,083)	$ 66,019	$ (56,860)	$ 9,159
Receivables under securities borrowed transactions	71,285	-	71,285	(42,471)	28,814
Total	$ 211,387	$ (74,083)	$ 137,304	$ (99,331)	$ 37,973

	Liabilities				
	December 31, 2015				
	Gross Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Liability
Payables under repurchase agreements	$ 167,886	$ (74,083)	$ 93,803	$ (68,454)	$ 25,349
Payables under securities loaned transactions	23,831	-	23,831	(20,540)	3,291
Other	11,502	-	11,502	(11,502)	-
Total	$ 203,219	$ (74,083)	$ 129,136	$ (100,496)	$ 28,640

Payables under Repurchase Agreements and Securities Loaned Transactions Accounted for as Secured Borrowings

The tables below represent payables under repurchase agreements and payables under securities loaned by remaining contractual term to maturity and class of collateral pledged. Also included in "Other" are transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral. Certain agreements contain a right to substitue collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity. As of December 31, 2015, the Company had no outstanding repurchase-to-maturity transactions.

(dollars in millions)

	December 31, 2015				
	Overnight and Continuous	30 Days or less	After 30 through 90 Days	After 90 days [1]	Total
Payables under repurchase agreements	$ 82,983	$ 32,187	$ 28,309	$ 24,407	$ 167,886
Payables under securities loaned	23,831	-	-	-	23,831
Other	11,502	-	-	-	11,502
Total	$ 118,316	$ 32,187	$ 28,309	$ 24,407	$ 203,219

[1] No agreements have maturities greater than two years.

(dollars in millions)

	December 31, 2015			
Class of Collateral Pledged	Payables under Repurchase Agreements	Securities Loaned	Other	December 31, 2015
U.S. government and agencies	$ 125,906	$ -	$ -	$ 125,906
Corporate securities and other	6,875	250	111	7,236
Equities	22,364	23,578	11,391	57,333
Non-U.S. sovereign debt	650	3	-	653
Mortgages, mortgage-backed, ABS and Other	12,091	-	-	12,091
Total	$ 167,886	$ 23,831	$ 11,502	$ 203,219

The Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. For securities loaned transactions, the Company receives collateral in the form of cash, letters of credit or other securities. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements and securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

8. Securitization and Other Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers, structures or invests in VIEs, including municipal bond trusts, repackaging vehicles, securitization and resecuritization vehicles, as described in more detail below.

The tables below present the assets and liabilities of consolidated and unconsolidated VIEs in situations where the Company has continuing involvement with transferred assets or if it otherwise has a variable interest in the VIE. The tables also present the Company's maximum exposure to loss resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2015. The Company's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements, if applicable. The Company's maximum loss exposure does not include losses previously recognized through write-downs of assets.

Except as described below, the Company has not provided financial support to consolidated or unconsolidated VIEs that it was not contractually required to provide, nor does it intend to do so.

Municipal Bond Securitizations

The Company sponsors municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds, some of which are callable prior to maturity. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a frequent basis to third party investors or affiliates. The Company may transfer assets into the trusts and may also serve as remarketing agent for the trusts. The floating-rate investors have the right to tender the certificates at specified dates. Should the Company be unable to remarket the tendered certificates, the Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the Tender agent. The weighted average remaining life of bonds in the trusts at December 31, 2015 was 12.2 years. There were no material write-downs or downgrades of assets or issuers during 2015.

The following table summarizes certain information related to municipal bond trusts in which the Company holds a variable interest as of December 31, 2015.

(dollars in millions)

	Consolidated	Unconsolidated	Total
Maximum Loss Exposure	$ 399	$ 1	$ 400
On-balance sheet assets			
Trading assets	436	1	437
Total Assets	436	1	437
On-balance sheet liabilities			
Short-term borrowings	389	-	389
Interest and other	37	-	37
Total Liabilities	426	-	426
Total assets of VIEs	$ 436	$ 9	$ 445

Other VIEs

The following table summarizes certain information related to other VIEs, in which the Company holds a variable interest as of December 31, 2015, which primarily include resecuritization, securitization and repackaging vehicles.

(dollars in millions)

	Consolidated			Unconsolidated		
	Resecuritization	Other	Total	Resecuritization	Other	Total
Maximum Loss Exposure	$ 355	$ 113	$ 468	$ 1,264	$ 31	$ 1,295
On-balance sheet assets						
Trading assets	771	190	961	1,264	31	1,295
All other assets	-	76	76	-	-	-
Total Assets	771	266	1,037	1,264	31	1,295
On-balance sheet liabilities						
Trading Liabilities	-	61	61	-	-	-
Interest and other	416	153	569	-	-	-
Total Liabilities	416	214	630	-	-	-
Total assets of VIEs	$ 771	$ 266	$ 1,037	$ 18,822	$ 543	$ 19,365

The Company transfers existing securities, typically MBS, into resecuritization vehicles at the request of customers seeking securities with specific characteristics. The Company may also resecuritize securities for purpose of improving liquidity and capital, and managing credit or interest rate risk. Generally, there are no significant ongoing activities performed in a resecuritization trust and no single investor has the unilateral ability to liquidate the trust.

The Company resecuritized $22.9 billion of securities during the year ended December 31, 2015.

Other VIEs include investments in securitization vehicles. Other VIEs also include repackaging vehicles that are typically created on behalf of customers who wish to obtain market or credit exposure to a specific company or financial instrument. These vehicles hold debt instruments such as corporate bonds, convertible bonds or ABS with the desired credit risk profile. The Company enters into derivatives with the vehicles to change the interest rate or currency profile of the debt instruments.

The Company's maximum exposure to loss for unconsolidated VIEs is significantly less than the total assets in the table above because the Company typically has exposure to only a portion of the total assets.

9. Goodwill and Intangible Assets

Refer to Note 2 for the Company's accounting policies for goodwill and intangible assets.

Goodwill

Based on the annual impairment analysis, the Company determined that there was no impairment of goodwill as of the June 30, 2015 test date.

The carrying amount of goodwill was $3.8 billion at December 31, 2015.

Intangible Assets

Based on the annual impairment analysis, the Company determined that there was no impairment of the Merrill Lynch brand as of the June 30, 2015 test date.

The table below presents the gross carrying amount, accumulated amortization, and net carrying amounts of intangible assets as of December 31, 2015:

(dollars in millions)

Intangible Assets			
Definite Life (1)	Gross carrying amount	$	2,261
	Accumulated amortization		(1,603)
	Net carrying amount		658
Indefinite Life (2)	Gross carrying amount		935
	Accumulated amortization		-
	Net carrying amount		935
Total	Gross carrying amount		3,196
	Accumulated amortization		(1,603)
	Net carrying amount	$	1,593

(1) Represents value assigned to customer relationships.
(2) Represents value assigned to the Merrill Lynch brand.

10. Short-Term Borrowings

As of December 31, 2015, short-term borrowings were $395 million and primarily include short-term debt issued by consolidated municipal bond trusts. Refer to Note 8 for further information.

11. Subordinated Borrowings and Other Financing

At December 31, 2015, subordinated borrowings and credit committed under agreements with Bank of America consisted of the following:

(dollars in millions)

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S with Bank of America			
Revolving Subordinated Line of Credit	May 23, 2017	$ 6,220	$ 12,000
Cash Equity Subordinated Agreement	May 23, 2017	5,858	5,858
MLPCC with Bank of America			
Revolving Subordinated Line of Credit	April 29, 2017	900	3,000
Total Subordinated Liabilities		$ 12,978	$ 20,858

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR plus a spread. The spread ranges from 75 basis points to 110 basis points. Each loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken prior to maturity date.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $480 million at December 31, 2015.

12. Stockholder's Equity

MLPF&S is authorized to issue 1,200 shares of $1.00 par value common stock. At December 31, 2015, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1.00 par value preferred stock. At December 31, 2015, there were no preferred shares issued.

13. Commitments, Contingencies and Guarantees

Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal, regulatory and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency related to a matter is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

In some of the matters described below, loss contingencies are not both probable and estimable in the view of management and, accordingly, an accrued liability has not been established for those matters. Information is provided below regarding the nature of all these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending matters, including the matters described herein, will have a material adverse effect on the Company's consolidated financial position or liquidity. However, in light of the inherent uncertainties involved in these matters, some of which are beyond the Company's control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's results of operations or cash flows for any particular reporting period.

Specific Litigation and Regulatory Matters

Ambac Litigation

On April 16, 2012, Ambac sued First Franklin Financial Corporation ("First Franklin"), Bank of America, N.A. ("BANA"), MLPF&S, Merrill Lynch Mortgage Lending, Inc. ("MLML"), and Merrill Lynch Mortgage Investors, Inc. ("MLMI") in New York Supreme Court. Ambac's claims relate to guaranty insurance Ambac provided on a First Franklin securitization (Franklin Mortgage Loan Trust, Series 2007-FFC). MLML sponsored and Ambac insured certain certificates in the securitization. The complaint alleges that defendants breached representations and warranties concerning, among other things, First Franklin's lending practices, the characteristics of the underlying mortgage loans, the underwriting guidelines followed in originating those loans, and the due diligence conducted with respect to those loans. The complaint asserts claims for fraudulent inducement, breach of contract, indemnification and attorneys' fees. Ambac also asserts breach of contract claims against BANA based upon its servicing of the loans in the securitization. The complaint alleges that Ambac has paid hundreds of millions of dollars in claims and has accrued and continues to accrue tens of millions of dollars in additional claims, and Ambac seeks as damages the total claims it has paid and its projected future claims payment obligations, as well as specific performance of defendants' contractual repurchase obligations.

On July 19, 2013, the court denied defendants' motion to dismiss Ambac's contract and fraud causes of action but dismissed Ambac's indemnification cause of action. In addition, the court denied defendants' motion to dismiss Ambac's claims for attorneys' fees and punitive damages. On September 17, 2015, the court denied Ambac's motion to strike defendants' affirmative defense of in pari delicto and granted Ambac's motion to strike defendants' affirmative defense of unclean hands.

European Commission - Credit Default Swaps Antitrust Investigation

On July 1, 2013, the European Commission ("Commission") announced that it had addressed a Statement of Objections ("SO") to Banc of America Securities LLC ("BAS," which was merged into MLPF&S in 2009), Bank of America and a related entity (together, the "Bank of America Entities"); a number of other financial institutions; Markit Group Limited; and the ISDA (together, the "Parties"). The SO sets forth the Commission's preliminary conclusion that the Parties infringed EU competition law by participating in alleged collusion to prevent exchange trading of CDS and futures. According to the SO, the conduct of the Bank of America Entities took place between August 2007 and April 2009. On December 4, 2015, the Commission announced that it was closing its investigation against the Bank of America Entities and the other financial institutions involved in the case.

U.S. Securities and Exchange Commission Investigations

The SEC has been conducting investigations of the Company's compliance with SEC Rule 15c3-3. The Company is cooperating with these investigations and is in discussions with the SEC regarding the possibility of resolving these matters. There can be no assurances that these discussions will lead to a resolution or whether the SEC will institute administrative or civil proceedings. The timing, amount and impact of these matters is uncertain.

Commitments

At December 31, 2015, the Company's commitments had the following expirations:

(dollars in millions)

		Commitment expiration			
	Total	Less than 1 year	1– 3 years	3 – 5 years	Over 5 years
Purchasing commitments	$ 410	$ 210	$ 194	$ 6	$ -
Operating leases	1,605	338	514	349	404
Loan commitments	494	494	-	-	-
Other commitments:					
Commitments to enter into repurchase agreements	5,503	5,503	-	-	-
Commitments to enter into resale agreements	5,910	5,910	-	-	-
Total	$ 13,922	$ 12,455	$ 708	$ 355	$ 404

Purchasing Commitments
The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services.

The Company entered into commitments to purchase loans, which upon settlement of the commitment will be included in trading assets. The Company has commitments to purchase partnership interests, primarily related to certain investments.

Operating Leases
The Company has entered into various non-cancelable long-term lease agreements for premises that expire through 2027.

Loan Commitments
The Company enters into commitments to extend credit to meet the financing needs of its customers.

Other Commitments
In connection with trading activities, the Company has commitments to enter into resale and repurchase agreements.

Guarantees
The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the potential for the Company to be required to make these payments is remote.

In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities

transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

14. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans.

The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering the Company's full-time, salaried employees and certain part-time employees.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2015 Form 10-K of Bank of America.

Defined Contribution Pension Plans

The U.S. defined contribution plans sponsored by Bank of America include the Merrill Lynch 401 (k) Savings & Investment Plan ("SIP") and the Bank of America 401 (k) Plan. The SIP is closed to new participants with certain exceptions.

Defined Benefit Pension Plans

Certain of the Company's employees are covered by Bank of America's qualified pension plan. Benefits earned under the qualified pension plan have been frozen since June 30, 2012.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan. Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the year ended December 31, 2015. Contributions may be required in the future under this agreement.

Bank of America also maintains supplemental defined benefit pension plans (i.e., plans not subject to Title IV of ERISA) for certain U.S. participants. These plans, which are unfunded, provide defined benefits to certain eligible employees.

Postretirement Benefits Other Than Pensions

Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. As of December 31, 2015, none of these plans had been funded.

Postemployment Benefits

Bank of America provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits

may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

15. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Stock Compensation* ("Stock Compensation Accounting") are included in the December 31, 2015 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation 2003 Key Associate Stock Plan ("KASP"). Grants in 2015 from the KASP included restricted stock units ("RSUs"), which generally vest in three equal annual installments beginning one year from the grant date, and awards that will vest subject to the attainment of specified performance criteria. On May 6, 2015, Bank of America shareholders approved the amendment and restatement of the KASP and renamed it the Bank of America Corporation Key Employee Equity Plan ("KEEP"). The Company also participates in other deferred compensation plans and award programs.

Other Compensation Arrangements

The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 31, 2015, accrued liabilities for these plans and grants totaled $2.6 billion and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 31, 2015, the Company had such investments totaling $54 million and a derivative transaction with an affiliate effectively hedging an additional $2.6 billion of the Company's liabilities.

16. Income Taxes

The reconciliation of the beginning unrecognized tax benefits ("UTB") balance to the ending balance is presented in the table below.

Reconciliation of the Change in UTBs

(dollars in millions)		
Balance at December 31, 2014	$	37
Increases related to positions taken during prior years		15
Balance at December 31, 2015	$	52

As of December 31, 2015, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $32 million. Included in the UTB balance are some items, the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

The Company does not anticipate a material change in the UTB balance during the next 12 months.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2015.

Jurisdiction	Years Subject to Examination[(1)]	Status at December 31, 2015
U.S. Federal	2010-2011	Appeals
U.S. Federal	2012-2013	Field Examination
New York State	2008-2014	Field Examination
New York City	2008-2014	Field Examination

(1) All tax years subsequent to the above years remain open to examination.

At December 31, 2015, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $11 million.
Significant components of the Company's deferred tax assets and liabilities at December 31, 2015, which are included on the Consolidated Balance Sheet within *Other assets,* are presented below.

(dollars in millions)		
Deferred tax assets		
Employee compensation	$	1,799
Loss carryforward		906
Accrued expenses		296
Fixed assets		111
Securities Valuation		96
Other		102
Gross deferred tax assets		3,310
Valuation allowance		(53)
Total deferred tax assets, net of valuation allowance		3,257
Deferred tax liabilities		
Goodwill and intangibles		915
Gross deferred tax liabilities		915
Net deferred tax asset	$	2,342

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss and tax credit carryforwards at December 31, 2015.

(dollars in millions)

	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S.	$ 705	$ -	$ 705	After 2028
Net operating losses - U.S. states [(1)]	201	(53)	148	Various
Total Loss Carryforwards	$ 906	$ (53)	$ 853	
General business credits	12	-	12	After 2032
Total Tax Credit Carryforwards	$ 12	$ -	$ 12	

(1) Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $323 million and $(82) million, respectively.

Realization of the deferred tax assets recognized for NOLs in the table above is dependent on the Company's or Bank of America's ability to generate sufficient taxable income prior to their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL carryforwards since estimated future taxable income will more-likely-than-not be sufficient to utilize these assets prior to expiration.

The Company is included in the consolidated U.S. federal income tax return and certain consolidated combined and unitary state tax returns of Bank of America. At December 31, 2015, the Company had a current income tax payable due to Bank of America of approximately $427 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America, which is included in the *Loan due to Bank of America, net* balance disclosed in Note 3. During the year ended December 31, 2015, the Company made approximately $1.1 billion of income tax payments to Bank of America, which were recorded as increases to its *Loan due to Bank of America, net.*

17. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the Balance Sheet date but before the date the Consolidated Balance Sheet is available to be issued, require accounting as of the Balance Sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through date of issuance.

There were no material subsequent events which affected the amounts or disclosures in the Consolidated Balance Sheet.

18. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of SEC Rule 15c3-1 and CFTC Regulation 1.17. MLPF&S has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1.

At December 31, 2015, MLPF&S' regulatory net capital as defined by Rule 15c3-1 was $11.4 billion and exceeded the minimum requirement of $1.5 billion by $9.9 billion.

In accordance with the Alternative Net Capital Requirements, MLPF&S is required to maintain tentative net capital in excess of $1 billion, net capital in excess of $0.5 billion, and notify the SEC in the event its tentative net capital is less than $5 billion. As of December 31, 2015, MLPF&S had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2015 as defined by these regulatory authorities was $3.3 billion and $2.8 billion, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

For the December 31, 2015 customer reserve computation, MLPF&S segregated in a special reserve account, for the exclusive benefit of customers, cash and qualified securities valued at $15.3 billion. MLPCC was not required to segregate funds in a special reserve account for the exclusive benefit of customers because the reserve computation was in an excess debit.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB") pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. For the December 31, 2015 PAB reserve computation, MLPF&S segregated in a special reserve account for the exclusive benefit of PAB qualified securities with a contract value of $1 billion. MLPCC's customer reserve computation excess debits covered the PAB requirement, however MLPCC did deposit $110 million in a special reserve account for the exclusive benefit of PAB.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Regulation 1.20, 30.7, and 22.2 under the Commodity Exchange Act. As of December 31, 2015, assets segregated, secured and sequestered totaled $20.7 billion and $1.5 billion for MLPF&S and MLPCC, respectively, and exceeded requirements by $0.9 billion and $0.6 billion for MLPF&S and MLPCC, respectively.